

Mail Stop 3233

November 21, 2016

<u>Via Mail</u>
Mr. David Alexander
Principal Executive Officer
North America Frac Sand, Inc.
Unit 9B – 218
105th Street East
Saskatoon, SK S71 0J9

> **Re:** **North America Frac Sand, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed April 14, 2016**
> **File No. 000-54757**

Dear Mr. Alexander:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
Commodities